Exhibit 12.1

CALCULATIONS OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
	(Dollars in thousands)
Earnings available to cover fixed charges	$(21,955)	$(23,918)	$(18,388)	$(20,101)	$(28,116)	$(24,238)
Fixed charges	49	74	—	—	—	—
Ratio of earnings to fixed charges	—	—	—	—	—	—
Calculation of earnings available:
Net loss	$(22,004)	$(23,992)	$(18,388)	$(20,101)	$(28,116)	$(24,238)
Fixed charges	49	74	—	—	—	—
Earnings (loss) available to cover fixed charges	$(21,995)	$(23,918)	$(18,388)	$(20,101)	$(28,116)	$(24,238)
Calculation of fixed charges:
Interest expense	$49	$74	$—	$—	$—	$—
Total fixed charges	$49	$74	$—	$—	$—	$—